Exhibit 12.2
Ratio of earnings to fixed charges (Bank)
Ratio of earnings to fixed charges
in	6M17	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,152	(2,489)	(2,649)	3,220	3,882	2,010
Income/(loss) from equity method investments	(104)	(205)	(241)	(240)	(237)	(156)
Pre-tax earnings from continuing operations	1,048	(2,694)	(2,890)	2,980	3,645	1,854
Fixed charges:
Interest expense	5,206	9,781	10,044	9,993	11,409	14,866
Interest portion of rentals [1]	258	527	534	624	638	637
Preferred dividend requirements	0	0	0	53	236	231
Total fixed charges	5,464	10,308	10,578	10,670	12,283	15,734
Pre-tax earnings before fixed charges	6,512	7,614	7,688	13,650	15,928	17,588
Noncontrolling interests	(2)	(6)	(7)	445	669	333
Earnings before fixed charges and provision for income taxes	6,514	7,620	7,695	13,205	15,259	17,255

Ratio of earnings to fixed charges	1.19	0.74	0.73	1.24	1.24	1.10
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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